Goldman Sachs
Transportation Conference
February 5, 2001

Continental Airlines

Poised for A Great Year

Please note that the discussion today may contain forward looking statements. Actual results could differ materially from those described in the forward looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward looking statements is contained in the company's Form 10-K and other securities filings with the Securities and Exchange Commission.

Consistently Profitable

23 Consecutive Profitable Quarters


$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
Cumulative Pre-Tax Net Income ($Millions)
2Q95
4Q00

Excludes non-recurring gains and charges (net gain of $130M)

Continental Outpaces Industry Profitability



Fourth Quarter 2000 EPS
% Change Year over Year
100%
0%
(100)%
(200)%
(300)%
61%
45%
10%
(40)%
(51)%
(96)%
(226)%
(279)%
WN
CO
NW
AA
DL
US
UA
HP

Excludes non-recurring gains and charges
Source: First Call

Strong On-Time Performance



Year 2000
D.O.T. Ranking
1
2
3
4
5
6
7
8
9
10
3rd
3rd
2nd
1st
1st
1Q
2Q
3Q
4Q
Full Year

	1Q	2Q	3Q	4Q	Full Year
Completion Factor	**98.0%**	**98.0%**	**98.5%**	**98.6%**	**98.3%**

*Rank based on Top 10 US Major Carriers

Gap Between The Best & Industry Widens


1998 - 2000 JD Power Ranking
(Long-Haul)
JD Power Score
140
120
100
80
60
109
116
121
116
116
122
110
118
123
Industry
Flight Attendants
Airport Check-In
Overall Satisfaction
1998
1999
2000

JD Power & Associates Airline Satisfaction Studies (1998 through 2000)

Employees Enjoy Coming to Work



Fortune

100 Best Companies to Work For

	- - - - - Ranking - - - - -		
Airline	**1998**	**1999**	**2000**
CO	**40**	**23**	**18**
WN	**4**	**2**	**4**
AA	**n/a**	**n/a**	**n/a**
DL	**n/a**	**n/a**	**n/a**
HP	**n/a**	**n/a**	**n/a**
NW	**n/a**	**n/a**	**n/a**
UA	**n/a**	**n/a**	**n/a**
US	**n/a**	**n/a**	**n/a**

Large Local Traffic Base Provides Stability



Local Traffic % of Total Traffic
75%
60%
45%
30%
15%
0%
64%
56%
56%
51%
47%
47%
CO
UA
AA
US
DL
NW

Source: LTM Q499 O&D Pax DB1A Data; US Domestic only

New York Domestic Market Share Leader


New York City Revenue %
First Six Months 2000
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
24.3%
18.5%
15.0%
14.1%
8.0%
4.6%
CO
AA
DL
UA
US
NW

Source: O&D Plus database, Top 6 Major U.S. Carriers Shown

Direct Rail Service to Newark



Terminal A
Terminal B
Terminal C
Long Term
Parking
Lot D
Monorail
Newark Airport
Rail Station
NJ Transit
Hudson River
New York
Penn Station
7th Ave. @ W 33rd
Newark
Penn Station
Lot E
Monorail
Extension

Mode of Transport	Est. Travel Time*	Est. Cost
Private Car Service	1 Hr 15 Min.	$50-$75
Direct Rail Service	30 Min.	$9

*between 5-6:30p

Northwest Alliance Expands Network


Tokyo
Detroit
Minneapolis
Cleveland
Memphis
New York
Houston
Amsterdam
Guam
Sapporo
Niigata
Sendai
Seoul
Nagoya
Okayama
Osaka
Fukuoka
Taipei
Hong Kong
Manila
Saipan
Truk
Pohnpei
Yap
Kwajalein
Palau
Kosrae
Majuro
Honolulu
Denpasar
Cairns
Vancouver
Calgary
Quebec
Montreal
Ottawa
Toronto
Halifax
Hermosillo
Chihuahua
Saltillo
Torreon
Monterrey
Los Cabos
Aguascalientes
Mazatlan
Tampico
San Luis Potosi
Guadalajara
Puerto Vallarta
Leon
Merida
Mexico City
Veracruz
Ixtapa
Puebla
Acapulco
Cancun
Cozumel
Belize City
San Pedro Sula
Tegucigalpa
Guatemala City
San Salvador
Managua
San Jose
Panama City
Bermuda
Nassau
Puerto Plata
San Juan
St. Thomas
St. Maarten
Santo Domingo
Antigua
Grand Cayman
Aruba
Caracas
Bogota
Quito
Guayaquil
Lima
Belo Horizonte
Rio de Janeiro
São Paulo
Buenos Aires
Shannon
Dublin
Glasgow
Manchester
Birmingham
London
Brussels
Dusseldorf
Paris
Frankfurt
Zurich
Lisbon
Madrid
Milan
Rome
Tel Aviv

BEST . . .

According to Customers . . .


FREQUENT TRAVELER SATISFACTION
J.D. POWER AND ASSOCIATES
LONG FLIGHTS - U.S. • 1996
PRESENTED IN PARTNERSHIP WITH frequent flyer magazine
FREQUENT TRAVELER SATISFACTION
J.D. POWER AND ASSOCIATES
LONG FLIGHTS - U.S. • 1997
PRESENTED IN PARTNERSHIP WITH frequent flyer magazine
FREQUENT TRAVELER SATISFACTION
J.D. POWER AND ASSOCIATES
LONG FLIGHTS - U.S. • 2000
PRESENTED IN PARTNERSHIP WITH frequent flyer magazine
FREQUENT TRAVELER SATISFACTION
J.D. POWER AND ASSOCIATES
LONG FLIGHTS - U.S. • 1999
PRESENTED IN PARTNERSHIP WITH frequent flyer magazine
FREQUENT TRAVELER SATISFACTION
J.D. POWER AND ASSOCIATES
SHORT FLIGHTS - U.S. • 2000
PRESENTED IN PARTNERSHIP WITH frequent flyer magazine

BEST . . .

According to Employees . . .

BEST . . .

According to Peers


AIRLINE OF T
1996
Continental Airli
Air Transport


Air Transport World
2001
Airline of the Year
CONTINENTAL
AIRLINES
2001
Air Transport World

Financial Performance

Continental Airlines

Profits Continue

($Millions)	2000	1999	2000 vs 1999 Better/(Worse)
Operating Revenue	$ 9,899	$ 8,639	$ 1,260
Operating Expense	9,215	7,958	(1,257)
Operating Earnings	684	681	3
Net Interest Exp. / Non-Op	122	129	7
Net Income Before Taxes	562	552	10
Taxes/Other	220	214	(6)
Net Income	$ 342	$ 338	$ 4
ASMs (millions)	86,100	81,946	5.1%
Load Factor	74.5%	73.2%	1.3pts
Total Revenue per ASM	10.67¢	9.86¢	8.2%
Cost per ASM	9.76¢	8.99¢	(8.6)%
Fuel Cost / Gallon	86.7¢	47.3¢	(83.2)%

Excludes Special Gains and Charges

Moderate Growth Plan for 2001
Excluding Pacific Only 3.5%



% Increase / (Decrease)
10%
5%
0%
(5)%
3.5%
5.0%
2.0%
(2.0)%
System
Ex-Pacific
Domestic
Latin
America
TransAtlantic

% of System	90%	62%	12%	16%

Pacific region will grow 24% primarily from the addition of New York to Hong Kong

Strong Domestic RASM



RASM vs. Industry
120%
100%
80%
60%
80%
101%
105%
112%
Industry
1994
1996
1998
2000

Length of Haul Adjusted

RASM Gains in All Regions

2000



RASM % Growth
20%
15%
10%
5%
0%
8.7%
4.8%
6.1%
16.9%
Domestic
Atlantic
Latin
Pacific

Costs are Being Managed


CASM Holding Fuel Rate Constant
Year-Over-Year % Increase
2%
1%
0%
1.4%
1.4%
1.5%
1.3%
1998
1999
2000
2001E

Distribution Costs Decline


Distribution Costs as a % of Sales
25%
20%
15%
10%
5%
0%
20.7%
16.4%
13.9%
7-10%
1996
1998
2000
2004E

Market Driven Fleet Plan



Total Jet Aircraft
550
500
450
400
350
300
250
200
371
389
390
402
428
385
475
372
512
365
530
2000
2001
2002
2003
2004
2005

Fleet Types:	5	5	5	4	4	3

Minimum = Committed fleet less lease expirations
Maximum = Committed fleet and all options are exercised

Young Fleet is Fuel Efficient



Year-Over-Year % Increase
12%
10%
8%
6%
4%
2%
0%
(2.0)%
10.6%
9.6%
9.7%
3.7%
5.1%
(0.3)%
1998
1999
2000
ASMs
Gallons Consumed

2001 Fleet Financing

• 24 Boeing Aircraft	
• Amount Financed:	$889 Million
• Average Interest Rate:	7.81%
• New Aircraft:	17 Boeing 737 7 Boeing 767

- Completes Aircraft Financing through September 2001

Opportunities

Continental Airlines

2001 - CO Poised for a Great Year

- Excellent Employee Relations - No Open Labor Contracts
- Industry Leading Product
- RASM Premium to Industry
- Industry Growth in Line with GDP
- Strong Local Market Provides Stability
- Fuel Price Expectations Better 2001 vs 2000
- Strong Alliance Relationships
- Young, Fuel-Efficient Fleet
- Strong Management Team

Continental's High Return Low Risk Opportunities

		-----------Goal-----------	
	Today	2005	Annual Pretax Benefits
• Dist. Cost % of Revenue	13.9%	7-10%	$275 Million
• Low Risk Growth (Daily Departures)	2,455	3,400	$175 Million
• Fleet Types	5	3	$125 Million
• Alliance Partners	19	20	$100 Million
• Business Mix	47.2%	50-55%	$100 Million
			$775 Million


Continental